SingTel

07027143

SEC MAIL PROCESSING
RECEIVED
OCT 01 2007
WASH, D.C.
186
SECTION

SUPPL

11 September 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 3 September 2007 to 7 September 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

dw 10/15

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Sep-2007 17:42:15
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Disposal of Shares in Network i2i Limited and Bharti Aquanet Limited
Description	
Attachments:	373-sgx.pdf Total size = **15K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number:199201624D

ANNOUNCEMENT PURSUANT TO
RULE 704 OF THE SGX LISTING MANUAL

DISPOSAL OF SHARES IN
NETWORK I2I LIMITED AND BHARTI AQUANET LIMITED

Further to the announcement on 23 January 2007 in relation to the proposed sale of a 49.99 per cent. interest in Network i2i Limited ("**Network i2i**"), Singapore Telecommunications Limited ("**SingTel**") wishes to announce that it has entered into an agreement with Bharti Airtel Limited ("**Bharti**") to sell its entire 49.99 per cent interest in Network i2i for a total consideration of US$66.7 million, comprising cash consideration of US$55 million and assumption of a US$11.7 million debt, due from SingTel to Network i2i, by Bharti. The consideration was arrived at on a willing-seller willing-buyer basis based on combination of replacement value and comparable benchmarks for a similar cable system. As at 31 July 2007, the unaudited net asset value of the shares in Network i2i was (US$0.27) per share. The gain on disposal will amount to approximately S$104 million, of which approximately S$72 million will be recognised in the second quarter ending 30 September 2007. The balance of approximately S$32 million will be recognised on a straight-line basis over the remaining useful life of the cable system of approximately ten years.

As part of the same transaction, SingTel's wholly-owned subsidiary, SingTel i2i Private Limited has also entered into an agreement with Bharti to sell its entire 49 per cent. interest in Bharti Aquanet Limited ("**Bharti Aquanet**") for a total cash consideration of Rs 159,150,931 (approximately S$6.0 million). The consideration was arrived at on a willing-seller willing-buyer basis. The valuation of the shares in Bharti Aquanet was based on an agreed internal rate of return calculated on the initial investment amount. As at 31 July 2007, the unaudited net asset value of the shares in Bharti Aquanet was Rs 101.81 per share. The gain on disposal of approximately S$1.2 million will be recognised in the quarter ending 30 September 2007.

By Order of the Board

Chan Su Shan
Company Secretary

Dated: 7 September 2007

From: Lim Li Ching
Sent: Friday, September 07, 2007 5:43 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, September 07, 2007 5:42:15 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00067
Submission Date & Time :: 07-Sep-2007 17:41:37
Broadcast Date & Time :: 07-Sep-2007 17:42:15
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	10-Sep-2007
Time	08:25:24
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Disposal of Shares in Network i2i Limited and Bharti Aquanet

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, September 10, 2007 6:25 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 499801 as follows:
Release Time: 10-Sep-2007 at 08:25:22
ASX Code: SGT
Announcement Title: Disposal of Shares in Network i2i Limited and Bharti Aquanet

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Sep-2007 17:08:30
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310807-sgx.pdf Total size = **294K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 July 2007 446,014,524 Net transfers* (15,513,209) At 31 Aug 2007 430,501,315 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	430,501,315 (as at 31 Aug 2007)	CDIs issued over ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,486,166,916 (as at 31 Aug 2007)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		29,555,550 (as at 31 Aug 2007)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 September 2007

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 31 August 2007

Rank	Name	Units	% of Issued CDI's
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	99,937,488	23.21
2	NATIONAL NOMINEES LIMITED	67,764,111	15.74
3	JP MORGAN NOMINEES AUSTRALIA LIMITED	33,866,643	7.87
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	21,324,032	4.95
5	CITICORP NOMINEES PTY LIMITED	19,038,339	4.42
6	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	15,960,629	3.71
7	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	11,635,412	2.70
8	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	10,700,000	2.49
9	COGENT NOMINEES PTY LIMITED	10,684,770	2.48
10	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,205,511	2.14
11	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,122,526	1.42
12	ANZ NOMINEES LIMITED <CASH INCOME A/C>	5,113,895	1.19
13	AUSTRALIAN REWARD INVESTMENT ALLIANCE	4,806,101	1.12
14	M F CUSTODIANS LTD	4,575,749	1.06
15	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,263,457	0.99
16	AMP LIFE LIMITED	4,194,826	0.97
17	THE AUSTRALIAN NATIONAL UNIVERSITY	3,450,000	0.80
18	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 8 A/C>	3,022,000	0.70
19	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 4 A/C>	2,611,414	0.61
20	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C>	2,449,681	0.57
	Top 20 holders of ORD & DEF GROUPED as at 31 Aug 2007	**340,726,584**	**79.14**

Ong Winn Nie

From: Lim Li Ching
Sent: Tuesday, September 04, 2007 5:09 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, September 04, 2007 5:08:30 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00024
Submission Date & Time :: 04-Sep-2007 17:07:47
Broadcast Date & Time :: 04-Sep-2007 17:08:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Wednesday, September 05, 2007 6:29 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 498368 as follows:
Release Time: 05-Sep-2007 at 08:28:46
ASX Code: SGT
Announcement Title: Top 20 holders

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	05-Sep-2007
Time	08:28:47
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders

0 5 SEP 2007

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Wednesday, September 05, 2007 6:28 AM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 498367 as follows:
Release Time: 05-Sep-2007 at 08:28:28
ASX Code: SGT
Announcement Title: Appendix 3B

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	05-Sep-2007
Time	08:28:35
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

From: Ong Winn Nie
Sent: Tuesday, September 04, 2007 5:13 PM
To: CAFIN - Investor Relations
Subject: Appendix 3b - 31 Aug 07

Attachments: App3B-310807-sgx.pdf

App3B-310807-sgx.pdf (297 KB)

Hi all

We will release the attach to ASX/SGX today.

Best Regards,
Winn Nie
Secretariat
+65 6838 8441

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Sep-2007 12:32:30
Announcement No.	00020

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel and StarHub reach settlement on disputes
Description	
Attachments:	NR3Sep07.pdf Total size = **56K** (2048K size limit recommended)

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SingTel and StarHub reach settlement on disputes

Disputes on 1995 and 2002 network lease agreements brought to final closure

Singapore, 3 September 2007 – Singapore Telecommunications Limited (SingTel) and StarHub, Singapore's two leading info-communications companies, have reached an out-of-court settlement on disputes pertaining to the 1995 Network Lease Agreement and 2002 Network Lease Agreement entered by SingTel and StarHub Cable Vision Ltd. (formerly known as Singapore Cable Vision Ltd.).

Mr Allen Lew, CEO Singapore of SingTel, said: "We are pleased with the amicable out-of-court settlement. The matter has run its course. The settlement has no material impact on SingTel. It is time to move on and focus on our business to develop and grow Singapore's infocomm industry."

"We are glad that both parties are able to resolve this matter amicably. The disputes have gone on long enough, and it is necessary to have a closure on this chapter and move on to more meaningful activities that will augment Singapore's position as a world-class infocomm and media hub," said Mr Terry Clontz, President and CEO of StarHub.

- End -

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving the corporate and consumer markets, it is committed to bringing the best of communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 38 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 136 million customers in seven markets.

SingTel employs more than 19,000 people worldwide and had a turnover of S$13.15 billion (US$8.40 billion) and net profit after tax of S$3.78 billion (US$2.42 billion) for the year ended 31 March 2007. More information can be found @ www.singtel.com.

About StarHub

StarHub, Singapore's second largest info-communication company, offers a full and diverse range of information, communications and entertainment services over its advanced fixed, cable, mobile and Internet platforms. Targeting both consumer and corporate markets, StarHub operates a full two-way 3.5G mobile network in addition to its GSM network, a nation-wide HFC network that delivers multi-channel cable TV services (including Digital Cable and High Definition Television) as well as ultra-high speed residential broadband services, and an extensive fixed business network that provides a wide range of data, voice and wholesale services.

Launched in 2000, StarHub has become one of Singapore's most innovative info-communications providers, and the pioneer in 'hubbing' - the ability to deliver unique integrated and converged services to all its customers. StarHub is listed on the SGX-ST.

Visit www.starhub.com for more information.

Media Contacts

SingTel
Peter Heng
Director,
Corporate Communications
Mobile: +65 9125 0023
DID: +65 6838 2007
Email: peterheng@singtel.com

StarHub
Jeannie Ong
Head, Corporate Communications
and Investor Relations
Mobile: +65 9388 2111
DID: +65 6825 5168
Email: jeannieo@starhub.com

Lorinda Leung

From: Lim Li Ching

Sent: Monday, September 03, 2007 12:33 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, September 03, 2007 12:32:30 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00020
Submission Date & Time :: 03-Sep-2007 12:31:38
Broadcast Date & Time :: 03-Sep-2007 12:32:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	03-Sep-2007
Time	14:44:45
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel and StarHub reach settlement on disputes

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Monday, September 03, 2007 12:45 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 497666 as follows:
Release Time: 03-Sep-2007 at 14:44:40
ASX Code: SGT
Announcement Title: SingTel and StarHub reach settlement on disputes

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	23-Aug-2007 17:08:53
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	23-08-2007
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	21-08-2007
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	11,661,168
As a percentage of issued share capital	0.0733 %
No. of Shares which are subject of this notice	121,000

As a percentage of issued share capital	0.0008 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.48
No. of Shares held after the change	11,782,168
As a percentage of issued share capital	0.0740 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,706,800	14,556,775
As a percentage of issued share capital	0.0107 %	0.0915 %
No. of shares held after the change	1,706,800	14,677,775
As a percentage of issued share capital	0.0107 %	0.0922 %

Footnotes

Note: The deemed interest of 14,677,775 ordinary shares includes:
(i) 11,782,168 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,867,470 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments:

Total size = **0** (2048K size limit recommended)

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Lorinda Leung

From: Lim Li Ching

Sent: Thursday, August 23, 2007 5:28 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, August 23, 2007 5:08:53 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00037
Submission Date & Time :: 23-Aug-2007 17:08:04
Broadcast Date & Time :: 23-Aug-2007 17:08:53
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Aug-2007
Time	19:19:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of a Director's Change in Interest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, August 23, 2007 5:20 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 492772 as follows:
Release Time: 23-Aug-2007 at 19:19:49
ASX Code: SGT
Announcement Title: Notice of a Director's Change in Interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	23 July 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 11,782,168 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	21 August 2007

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20070821)

No. of securities held prior to change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 11,661,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	121,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$3.48 per share
No. of securities held after change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 11,782,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3y-CSK(20070821)

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 2,867,470 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	23-Aug-2007
Time	19:20:11
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Thursday, August 23, 2007 5:20 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 492773 as follows:
Release Time: 23-Aug-2007 at 19:20:10
ASX Code: SGT
Announcement Title: Change of Director`s Interest Notice

END